                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                    SEC File Number 33-92496
                                                                    --------



                          NOTIFICATION OF LATE FILING


  (Check One): [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q  [_] Form N-SAR


For Period Ended:   JULY 31, 1999
                    -------------

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________


                        PART I.  REGISTRANT INFORMATION



Full name of registrant   GULF STATES STEEL, INC. OF ALABAMA
                       _________________________________________________________

Former name if applicable_______________________________________________________



                            174 South 26/TH/ STREET
________________________________________________________________________________
Address of principal executive office (Street and number)


City, State and Zip Code   GADSDEN, ALABAMA  35904-1935
                        ________________________________________________________



                       PART II.  RULE 12b-25 (b) AND (c)


  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check appropriate box.)


[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on

     Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE



  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



      SEE EXHIBIT A ATTACHED HERETO AND INCORPORATED HEREIN BY REFERENCE



                          PART IV.  OTHER INFORMATION



  (1) Name and telephone number of person to contact in regard to this notification



           JAMES GRIMM                       (256) 543-6201
________________________________________________________________________________
          (Name)                        (Area code)  (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [_] No



  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [_] No



  If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      GULF STATES STEEL, INC. OF ALABAMA
________________________________________________________________________________
                 (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    SEPTEMBER 14, 1999                /s/ JAMES GRIMM
________________________            ______________________________
Date:                               By:  Senior Vice President and
                                         Chief Financial Officer



        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION


Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS


  1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                   EXHIBIT A
                   FORM 12b-25, NOTIFICATION OF LATE FILING
                                      OF
                      GULF STATES STEEL, INC. OF ALABAMA




PART III.  NARRATIVE
           ---------

  The Registrant changed its independent accountants on September 2, 1999.

PART IV.  OTHER INFORMATION
          -----------------


(3) As previously disclosed on Form 8-K dated July 15, 1999, on July 1, 1999, the Registrant filed a voluntary petition seeking to reorganize under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Alabama. The Registrant's operating results for the first three fiscal quarters of 1999 were severely affected, by among other things, a dramatic increase in steel imports. As a consequence of record-high levels of low-priced foreign imports and the resultant deteriorating market conditions, the Registrant's overall price for its products and shipments declined. The Registrant will continue to incur a loss in the current fiscal quarter.